EXHIBIT 99.4


01/CAT/26

Page 1 of 2

FOR IMMEDIATE RELEASE

07.00 GMT, 02.00 EST, Monday 24 December 2001


For Further Information Contact:

Cambridge Antibody Technology             Weber Shandwick Square Mile (Europe)
------------------------------            ------------------------------------
Tel: +44 (0) 1763 263233                  Tel: +44 (0) 20 7950 2800
David Chiswell, CEO                       Kevin Smith
John Aston, Finance Director              Graham Herring
Rowena Gardner, Head of Corporate
Communications

                                          BMC Communications/The Trout Group
                                          (USA)
                                          ------------------------------------
                                          Tel: 001 212 477 9007
                                          Brad Miles, ext 17 (media)
                                          Brandon Lewis, ext.15 (investors)


                 CAMBRIDGE ANTIBODY TECHNOLOGY COMMENTS ON
                GRIFFITHS PATENT RULING OF 21 DECEMBER 2001

Melbourn, UK... Confirming his previous ruling in August this year, the District Court Judge in Washington DC issued a ruling on 21 December 2001 indicating that he intends to rule that MorphoSys does not infringe Cambridge Antibody Technology's Griffiths patent unless he is persuaded by 15 January 2002 that there is a genuine issue as to any material fact which would require the matter to be retried before a jury. The Judge has given Cambridge Antibody Technology (LSE: CAT; NASDAQ: CATG) until 15 January 2002 to file further papers on this point, after which MorphoSys will have the chance to respond. If the Judge issues the order then either party may appeal the decision.

In the previous ruling in August of this year the Judge found for CAT on four of MorphoSys' five invalidity assertions. On their fifth assertion the Judge ruled that the issue had to be decided by a jury. In that same ruling the Judge indicated his view that MorphoSys should prevail on the question of infringement.

Dr. David Chiswell, CAT's CEO, commented:"Although disappointed that the judge has not accepted our arguments that MorphoSys' technology infringes the Griffiths patent, we are pleased that his previous rulings have upheld validity of the patent. We will comply with the Court's invitation to file further arguments on the issue of infringement

This ruling has no effect on CAT's freedom to operate its technology or on the separate actions relating to different patent families which CAT is bringing against MorphoSys in Europe and the USA.

                                  - ENDS -



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Page 2 of 2

Notes to Editors:

Cambridge Antibody Technology (LSE: CAT; NASDAQ: CATG)
o CAT is a UK biotechnology company using its proprietary technologies in human monoclonal antibodies for drug discovery and drug development. Based in Melbourn, 10 miles south of Cambridge, England, CAT currently employs around 260 people.
o CAT is listed on the London Stock Exchange and on NASDAQ since June 2001. CAT raised (pound)41m in its IPO in March 1997 and (pound)93m in a secondary offering in March 2000.
o CAT has a world-leading platform technology for rapidly isolating human monoclonal antibodies using phage display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for the Company's strategy to develop a portfolio of antibody-based drugs and to utilise antibodies as tools for target validation. Six human therapeutic antibodies developed by CAT are at various stages of clinical trials.
o CAT has alliances with a large number of biotechnology and pharmaceutical companies to discover, develop and commercialise human monoclonal antibody-based products. CAT has also licensed its proprietary human antibody phage display libraries to several companies for target validation and drug discovery. CAT's collaborators include: Abbott, AMRAD, Elan, Eli Lilly, Genetics Institute, Genzyme, Human Genome Sciences, Immunex, Incyte, Merck
     &Co., Inc, Oxford GlycoSciences, Pharmacia, Pfizer, Wyeth-Ayerst,
     Xerion and Zyomyx.

CAT's Patent Portfolio

o CAT's patent portfolio includes about 30 families of patents, covering both technologies and products. CAT's core commercial technology is covered by three main families of patents.
o CAT and the MRC were awarded the US `Griffiths' patent in March 1999 (the patent is co-owned).
o The Griffiths patent relates to methods of isolating specific antibodies to human self-antigens from phage display libraries and to antibodies produced by these methods
o In April 1999 MorphoSys filed a `declaratory judgement action' in the US District Court of Washington DC, asking the Court to declare that the CAT's patent is invalid, and/or declare that it does not infringe the patent. CAT counter-claimed against MorphoSys for infringement. A Court hearing in March 2001 was inconclusive; following this the Judge issued a ruling in relation to various matters in August 2001.
o Infringement litigation against MorphoSys is pending in the same Court in respect of CAT's US "McCafferty" patent, US 5,969, 108. A trial date is currently set for April 2003.
o Infringement litigation against MorphoSys is pending in the US, in respect of CAT's `Winter II' patent, granted on 19 June 2001 and in respect of two Winter/Lerner/Huse patents granted on 18 September 2001 and licensed to CAT.